UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 30, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), complementing the Material Fact of May 14, 2015, hereby announces the contracting of important service and equipment packages for the Horizonte 2 project, which will increase the production capacity of the Três Lagoas Unit, in the state of Mato Grosso do Sul.

The Company contracted Andritz Group to supply the wood yard, pulp line (cooking, washing and bleaching), drying machine, recovery boiler, evaporation, caustification and lime kiln package. To date, Fibria has also negotiated the supply of infrastructure, turbogenerators (Siemens), construction management (Time Now), automatic valves (Flowserve), centrifugal pumps (Sulzer), the entire electricity transmission and distribution system (Asea Brown Boveri - ABB), which includes the primary substation, motors, Motor Control Center (MCC) and transformer, and BOP - Balance of Plant (Pöyry). As is normal in this type of negotiation, the amounts of the contracts remain confidential.

As a result of these contracts, the Company is moving ahead with the execution of the Horizonte 2 project, which is scheduled to startup in the fourth quarter of 2017.

Fibria deems it appropriate to announce this notice to the market, underlining its commitment to transparency with its shareholders and investors.

São Paulo, July 31, 2015.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

3